RESVERLOGIX

www.resverlogix.com

07020181

SEC MAIL RECEIVED PROCESSING
JAN - 3 2007
WASH. D.C. 213 SECTION

Via Courier

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

January 2, 2007

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

82-35003

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between December 15, 2006 through January 1, 2007.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

for: [signature]

Kelly McNeill
Chief Financial Officer

PROCESSED
JAN 1 0 2007
THOMSON FINANCIAL

Enclosures

dw 1/9

35003

RESVERLOGIX

Second Quarter
Ended October 31, 2006

CORPORATE OFFICE:
202, 279 Midpark Way SE
Calgary, Alberta, T2X 1M2 Canada
Phone: (403) 254-9252 Fax: (403) 256-8495 Email: info@resverlogix.com
www.resverlogix.com

TRADING SYMBOL:
TSX: RVX

35003

December 12, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s ("Resverlogix" or the "Company") October 31st, 2006 unaudited financial statements and should also be read in conjunction with the audited financial statements and Management's Discussion and Analysis for the year ended April 30, 2006. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP).

Information which is included herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "continue", "estimate", "forecasts" and other similar expressions, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. These risks include, but are not limited to those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel.

Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Given these risks and uncertainties, readers are cautioned not to place any undue reliance on such forward-looking statements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that reduce the risk of cardiovascular disease (CVD). The Company's secondary research focus is on fibrotic disorders and cancer.

The Company has developed three separate programs in the CVD area of research. The primary CVD program is NexVas™ Plaque Reduction (NexVas™ PR) which targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. ApoA-I is the key building block of HDL, the "good cholesterol". NexVas™ Vascular Inflammation (NexVas™ VI), the Company's second CVD program, is a research stage technology focused on molecular targets of vascular inflammation. The development of anti-inflammatory agents is poised to play a potentially significant role in the prevention of

cardiovascular risk. ReVas™ is the Company's third cardiovascular program dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis.

TGF-β Shield™ is a dual focused program that aims to address the unmet medical need of grievous proliferate diseases, such as cancer and fibrosis, with a TGF-β inhibitor. The Company is focused on the development of a therapeutic approach to modulate the deleterious effects of TGF-β in cancers and fibrotic diseases, such as ophthalmic conditions of the eye.

The Company is focused on the primary stages of drug development, leading to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and unknown results of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

Intellectual Property

The Company devotes significant resources to ensure protection of ideas and inventions related to core areas of business. The Company has rights to an intellectual property portfolio that covers several compositions, methods and treatments for cardiovascular and inflammatory disease, cancers and fibrotic indications.

As of December 12, 2006, Resverlogix owns and/or has rights to one issued United States patent and thirty-four (34) pending patent applications. This includes provisional and non-provisional applications in the United States and Patent Cooperation Treaty. Many of the thirty-four pending patent applications are interrelated and in effect assert rights to substantially similar inventions in different global jurisdictions. Eight of these applications are United States applications, three are European Patent Office applications and three are Patent Cooperation Treaty; foreign counterparts exist to many of these patent applications. The strategy is to build a strong patent portfolio around the core technology which is important to the development of leading edge medicines. The Company's offensive and defensive strategies are to be the first to identify, isolate and patent therapeutic agents with commercial importance; to seek out and license intellectual property believed to be useful in connection with its products; and to control public disclosures.

The Company also believes that its know-how will provide a significant competitive advantage, and intends to continue to develop and protect its proprietary tools, methods and trade secrets. Therefore it is our policy to require employees, consultants, members of our Scientific Advisory Board and other third parties in collaborative agreements to execute confidentiality agreements. Employee, consultant and contract research organization agreements specify that all inventions resulting from work performed utilizing the Company's property, business strategies, and work completed during employment/services performed are the Company's exclusive property to the extent permitted by law.

Trademarks

"NexVas", "ReVas", and "TGF-β Shield" are trademarks of Resverlogix Corp. in Canada and the United States."

Shares of Resverlogix trade on the Toronto Stock Exchange under the symbol, RVX.

HIGHLIGHTS

During the year, the Company continued its Request for Proposal (RFP) process with seven leading global life science organizations for an exclusive partnership regarding its NexVas™ PR ApoA-1 technology in cardiovascular disease (CVD). Resverlogix continues to have discussions with these pharmaceutical firms and will not disqualify any candidate until the Company can conclude the formal agreements.

The Company is encouraged by the scientific development of NexVas™ technology. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to proof-of-concept and is now in the process of lead selection and optimization for future toxicology testing. The hiring of world renowned experts and a dedicated staff has made a significant contribution to this rapid progression in furthering the development of its lead technology NexVas™ in CVD.

In April 2006, the Company announced that Dr. Gregory Wagner had joined the Company as Senior Vice President of Preclinical Development. Dr. Wagner will help lead the Company's efforts in developing its cardiovascular programs NexVas™ and ReVas™ toward IND (investigational new drug) submission to the Food and Drug Administration. Dr. Wagner has extensive experience in early drug development, and has worked with leading biotechnology and pharmaceutical companies, managing the IND enabling programs at these companies.

In July 2006, Resverlogix signed a licensing agreement with Medtronic, Inc., a major medical devices company. The agreement would give Medtronic exclusive, worldwide rights to develop and commercialize its ReVas™ technology. After successful completion of a technology development program and a joint decision to initiate product development, Medtronic would make an initial cash payment to Resverlogix, and additional payments upon successful completion of certain predefined milestones. The Company would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license agreement. While there is no assurance of any milestone or royalty payments, assuming the development of a successful commercial product with regulatory approval and market acceptance, Resverlogix would be eligible to receive up to a maximum of US$291,000,000 in combined payments.

In August 2006, the Company announced that it has expanded its cardiovascular disease research efforts into vascular inflammation. Preliminary findings have demonstrated that NexVas™ compounds have inhibitory effects on a number of inflammation markers, comparable to and better than our positive control. Resverlogix believes that this research expansion will continue to position the Company as a leader in CVD while presenting multiple commercial opportunities.

In September 2006, Resverlogix announced that it has chosen lead molecules for first administration in man studies. The pharmacokinetic results of the molecules in humans will guide and accelerate the further clinical development as to pharmacological doses needed to significantly raise ApoA-I, the core protein in HDL cholesterol. Administration of low doses, so called microdosing, is a technique which can improve predictability, efficiency and expedience of subsequent human trials. The Company will commence first administration in microdosing human trials early in 2007.

In September 2006, the Company opened its expanded laboratory, doubling the existing space to 6,000 square feet. The lab expansion was completed to accommodate the growing needs of the rapidly accelerating scientific programs and is part of the critical path as the Company moves towards an IND application for its Nexvas PR program.

In September 2006, the Company announced that its lead candidate, RVX-208, illustrated the ability to raise ApoA-I in animals up to 180 percent over controls. It is estimated that a larger than 8 percent permanent ApoA-I increase in humans would have a significant impact on atherosclerosis and cardiovascular disease. RVX-208 possesses significant higher potency relative to earlier compounds in the drug discovery program.

Following are the events that occurred subsequent to the Company's second quarter ended, October 31, 2006:

In November 2006, Resverlogix conducted its first clinical advisory meeting in Chicago prior to the American Heart Association's scientific meeting. Based on a thorough review of the science with leading experts such as Dr. Bo Angelin, professor of clinical metabolism at Karolinska Institute, Sweden, the expert panel recommended that the Company constitute a clinical advisory board for its ApoA-I enhancing lead program.

In November 2006, the Company announced that its clinical candidate, RVX-208, can rapidly increase plasma levels of ApoA-I up to 150 percent relative to control animals in the first 24 hours. The significance of this study is that a fast and sustained increase of ApoA-I are believed to benefit patients suffering from acute cardiovascular complications, such as acute coronary syndrome and post myocardial infarction. This data in combination with the increase of ApoA-I up to 180% in animal models following 7 days of treatment solidly demonstrates that RVX-208 rapidly increases the production of ApoA-I and that the large elevations of ApoA-I are sustained over time.

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the three months ended October 31, 2006 of $3,164,869, or $0.13 per share compared to a net loss of $2,093,320 or $0.09 per share in the same quarter of the prior year. The net loss for the six months ended October 31, 2006 was $5,161,301, or $0.21 per share compared to $3,465,831 or $0.15 per share for the same six month period in the prior year. The average monthly "burn rate", of net revenues and expenditures excluding non-cash items, for the three months ended October 31, 2006 was $858,000 as compared to $457,000 for the same period in the prior year. The increase is primarily related to planned increases in expenditures to accelerate the development of scientific programs and expanded market awareness activities. For the three months ended October 31, 2006, $502,354 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $662,737 for the same period of the prior year. A reduction in options granted since a grant was awarded to key employees and directors in the same prior year period resulted in the decrease of this non-cash entry.

Revenue

The revenue of the Company consisted primarily of interest earned on funds invested. Interest revenue was $31,367 for the three months ended October 31, 2006, as compared to $67,074 the same three month period in the prior year. Interest revenue was $88,334 for the six months ended October 31, 2006, as compared to $140,123 for the six months ended October 31, 2005.

35003

Research and Development

For the three months ended October 31, 2006, research and development expenditures totaled $2,086,727 compared to $1,013,839 for the same prior year period. For the six months ended October 31, 2006, research and development expenditures were $3,287,446, an increase of $1,494,171 from the comparable six month prior year period. Key expense items relate to lead optimization of the Company's novel compounds. These expenses include chemical synthesis, pharmacokinetics studies and toxicology testing in preparation for an IND application planned in the near future. Prominent contract research organizations and renowned research experts were hired to expand and validate internal findings. Results are closely monitored for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for R&D staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation have increased over the last year. The Company expects future research & development costs to increase in the third and fourth quarter of fiscal 2007 when third-party IND costs will be incurred.

General and Administrative

For the three months ended October 31, 2006, general and administrative expenditures totaled $519,732, compared to $425,086 for the three months ended October 31, 2005. For the six months ended October 31, 2006, general and administrative expenditures totaled $1,016,974, compared to $845,450 for same six month period in the prior year. General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major expense for the three months was salaries, benefits, consulting fees and recruitment costs for $206,810. The Company also incurred $54,698 for shareholder and investor relations expenses, and $99,203 for professional fees. The remaining expenditures were related to general operating costs.

35003

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended Oct. 31 2006	July 31 2006	April 30 2006	Jan. 31 2006
Revenue	$31,367	$57,481	$62,533	$69,609
Net loss	($3,164,869)	($1,996,432)	($2,183,169)	($1,484,679)
Net loss per share (basic and fully diluted)	($0.13)	($0.08)	($0.09)	($0.06)

	For the three month period ended Oct. 31 2005	July 31 2005	April 30 2005	Jan. 31 2005
Revenue	$67,074	$73,050	$113,802	$61,591
Net loss	($2,093,320)	($1,372,511)	($1,197,622)	($1,138,161)
Net loss per share (basic and fully diluted)	($0.09)	($0.06)	($0.05)	($0.05)

The primary factors and trends that have caused variations in our quarterly results is the progression of the research and development activity of the Company and the timing of recording stock-based compensation expenses. Increased research and development activities have been directed primarily towards the CVD programs in particular the NexVas program and the newly established ReVas program. Stock based compensation costs have fluctuated from quarter to quarter primarily tied to when options are issued and how they are accounted for and valued in those periods. The amortization of stock-based compensation is a non-cash expense.

LIQUIDITY

As at October 31, 2006, cash and near cash investments totaled $2,858,330 as compared to $7,695,629 at April 30, 2006. The Company's policy is to invest its cash reserves in low risk investments with a maturity of three months to two years at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At October 31, 2006, the Company had working capital of $1,903,671 compared to $7,294,539 at April 30, 2006. Management intends to carry out financing in this fiscal year to continue to operate with the assumption of no revenues.

FINANCING ACTIVITIES

In August 2006, the Company announced a second Normal Course Issuer Bid allowing the Company to repurchase up to 150,000 common shares during the period of August 14, 2006 to August 13, 2007 at the market price at the time of repurchase. This followed a previously issued Normal Course Issuer bid that expired on June 23, 2006. Pursuant to the second Normal Course Issuer Bid, the Company has acquired 82,200 of its common shares at an average price of $5.91 per share. The total cost of this program including commissions for the three months ended October 31, 2006 was $490,796. During the six months ended October 31, 2006, the Company acquired a total of 127,500 of its common shares combined with the initial Normal Course Issuer Bid that expired in June of 2006 and

the current Normal Course Issuer Bid. These shares were repurchased at an average price of $6.01 for a total cost of $775,006 including commissions. All common shares repurchased by the Company were cancelled.

In the six months ended October 2006, the Company received $206,226 from the exercise of 68,742 agent's options issued at $3.00 per share to the agents in connection with a brokered private placement.

INVESTING ACTIVITIES

For the three months ended October 31, 2006, $212,540 was spent on property and equipment additions. Of this total, $140,728 was dedicated to tenant improvement costs for the laboratory expansion. In the six months ended October 31, 2006, $157,633 has been incurred in total, with an expected $30,000 anticipated to complete the expanded lab facility. The remaining expenditures were for additional lab equipment. For the three months ended October 31, 2005, property and equipment additions totaled $131,153.

Patent additions totaled $104,272 for the three months ended October 31, 2006, compared to $13,351 for the three months ended October 31, 2005. The increase in these expenditures reflects the legal costs associated with our expanded patent-pending applications.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at October 31, 2006:

Contractual Obligations	2007	2008	2009
Research contracts	$5,273,000	$1,012,000	$0
Operating leases	$167,722	$126,390	$60,533

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $209,341 and have been appropriately accrued in the financial statements.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at December 12, 2006)

Authorized and Issued Share Capital

There were 24,069,031 common shares issued and outstanding for a total of $20,479,766 in share capital, net of share issue costs. There are no preferred shares issued.

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	948,700	$1.60	4/25/08
Options	28,000	$1.16	7/15/08
Options	50,000	$1.20	9/5/08
Options	200,000	$1.50	3/15/09
Options	57,000	$2.25	9/28/08
Options	200,000	$2.25	9/28/10
Options	75,000	$2.25	9/28/08
Options	30,000	$4.50	2/16/09
Options	50,000	$6.50	4/8/09
Options	20,000	$7.00	5/6/09
Options	30,000	$7.00	5/6/10
Options	25,000	$5.50	6/27/10
Options	60,000	$6.00	9/13/10
Options	60,000	$6.00	9/13/07
Options	375,000	$6.25	10/6/10
Options	50,000	$6.00	12/15/10
Options	400,000	$7.60	2/28/13
Options	197,500	$7.25	3/7/11
Options	105,000	$6.80	6/8/10
Options	130,000	$6.44	6/28/10
Total	3,091,200	$1.16 to $7.60	

In October, 2006, an amended stock option plan was approved by shareholders at the Company's annual general meeting. The plan was amended to comply with new guidance on Section 613 and Staff Notice #2006-0001 from the Toronto Stock Exchange. The amended plan provides for a detailed amendment procedure that requires security holder approval prior to certain changes being made to options. In addition, the amended plan has been approved as a 10% rolling plan that allows for a reservation of a number of Common Shares under the plan to equal 10% of the Company's issued and outstanding Common Share on an undiluted basis. Provisions have also been added to make the amended plan a reloading plan, meaning that when options under the plan expire, are cancelled or are exercised, the number of Common Shares reserved for issuance under such expired, cancelled or exercised options automatically become eligible to be reallocated pursuant to new stock option grants.

RISKS AND UNCERTAINTIES

Resverlogix is at an early stage of development and has incurred losses to date. Developing new technologies will require further time and costs for research and development. It may be a number of years before the technology begins to generate revenues. There is no assurance that any of the Company's developments will be successful.

The success of Resverlogix is dependent on its ability to obtain patents and the proposed technology meeting acceptable cost and performance criteria in the marketplace. The Company will be dependent on ongoing marketing efforts in licensing of its technology.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

35003

Notice to Reader

The management of Resverlogix Corp. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and included all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated December 12, 2006.

signed "Donald J. McCaffrey"
President and CEO

signed "Kelly McNeill"
CFO

35003

RESVERLOGIX CORP.

Interim Consolidated Balance Sheets

	October 31, 2006	April 30, 2006
	(unaudited)	(audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 99,854	$ 3,059,166
Short term investments	2,758,476	4,636,463
Accounts receivable	3,000	–
Prepaid expenses and deposits	229,566	246,343
	3,090,896	7,941,972
Property and equipment (note 3)	994,782	769,076
Intellectual property and patents (note 4)	515,515	296,506
	$ 4,601,193	$ 9,007,554
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,187,225	$ 647,433
Shareholders' equity: (note 5)		
Common shares	20,479,766	20,313,242
Contributed surplus	3,131,001	2,347,073
Warrants	–	83,520
Deficit	(20,196,799)	(14,383,714)
	3,413,968	8,360,121
Nature of operations (note 1)		
Commitments (note 6)		
	$ 4,601,193	$ 9,007,554

See accompanying notes to the interim consolidated financial statements.

35003

RESVERLOGIX CORP.

Interim Consolidated Statements of Operations and Deficit

	Three months ended October 31,		Six months ended October 31,	
	2006	2005	2006	2005
	(unaudited)		(unaudited)	
Revenue:				
Interest income	$ 31,367	$ 67,074	$ 88,334	$ 140,123
Gain on sale of short term investments	–	–	514	–
	31,367	67,074	88,848	140,123
Expenses:				
Research and development	2,086,727	1,013,839	3,287,446	1,788,072
Research and development cost recoveries	–	–	–	(5,203)
General and administrative	519,732	425,086	1,016,974	845,450
Stock-based compensation	502,354	662,737	783,928	859,099
Depreciation and amortization	87,155	62,711	152,849	108,973
Foreign exchange loss (gain)	268	(3,979)	8,952	9,563
	3,196,236	2,160,394	5,250,149	3,605,954
Loss for the period	3,164,869	2,093,320	5,161,301	3,465,831
Deficit, beginning of period	16,620,868	8,467,406	14,383,714	6,631,806
Share repurchase (note 5)	411,062	–	651,784	463,089
Deficit, end of period	$20,196,799	$10,560,726	$20,196,799	$10,560,726
Loss per common share – basic and diluted	$ 0.13	$ 0.09	$ 0.21	$ 0.15
Weighted average number of common shares	24,074,331	23,727,693	24,120,331	23,574,640

See accompanying notes to the interim consolidated financial statements.

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RESVERLOGIX CORP.

Interim Consolidated Statements of Cash Flows

	Three months ended October 31, 2006	Three months ended October 31, 2005	Six months ended October 31, 2006	Six months ended October 31, 2005
	(unaudited)		(unaudited)	
Cash provided by (used in):				
Operations:				
Loss for the period	$(3,164,869)	$(2,093,320)	$(5,161,301)	$(3,465,831)
Items not involving cash:				
Stock-based compensation	502,354	662,737	783,928	859,099
Depreciation and amortization	87,155	62,711	152,849	108,973
Gain on sale of short term investments	–	–	(514)	–
	(2,575,360)	(1,367,872)	(4,225,038)	(2,497,759)
Changes in non-cash working capital:				
Accounts receivable	(3,000)	21,405	(3,000)	79,473
Prepaid expenses and deposits	88,036	(8,826)	16,777	(21,012)
Accounts payable and accrued liabilities	549,044	7,501	539,792	32,878
	(1,941,280)	(1,347,792)	(3,671,469)	(2,406,420)
Financing:				
Proceeds from exercise of options and warrants	–	959,746	206,226	1,441,145
Share repurchase (note 5)	(490,796)	–	(775,006)	(546,879)
Equipment leases	–	(8,139)	–	(16,077)
	(490,796)	951,607	(568,780)	878,189
Investing:				
Short term investments	1,409,458	283,630	1,878,501	959,652
Property and equipment additions	(212,540)	(131,153)	(361,926)	(352,634)
Patent additions	(104,272)	(13,351)	(235,638)	(17,827)
	1,092,646	139,126	1,280,937	589,191
Increase (decrease) in cash and cash equivalents	(1,339,430)	(257,059)	(2,959,312)	(939,040)
Cash and cash equivalents, beginning of period	1,439,284	7,742,856	3,059,166	8,424,837
Cash and cash equivalents, end of period	$ 99,854	$ 7,485,797	$ 99,854	$ 7,485,797

See accompanying notes to the Interim consolidated financial statements.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements

As at October 31, 2006 and 2005

The interim consolidated financial statements of Resverlogix Corp. (the "Company") were prepared by management using accounting policies and methods of their application consistent with those used in the preparation of the Company's audited consolidated financial statements for the year ended April 30, 2006. The disclosure, which follows, is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended April 30, 2006.

1. Nature of operations:

The Company is moving through the research and development stages of biopharmaceutical development. Early drug development stages such as discovery, preclinical, and lead optimization can take several years to complete. The environment of drug development is a long process, and as such the Company has not generated any commercial revenue or a customer base.

The Company has the following projects under development:

(a) NexVas™Plaque Regression (PR):

The Company's lead technology NexVas™ is an ApoA1/high-density lipoprotein (HDL) enhancement program. ApoA1 is the key building block cardio protective protein of HDL (the good cholesterol). ApoA1/HDL enhancement technology focuses on the treatment of numerous cardiovascular diseases including the reversal of atherosclerotic plaque.

(b) NexVas™Vascular Inflammation (VI) / ReVas™:

The NexVas™VI program emphasizes the involvement of chronic inflammation in the formation of atherosclerotic plaques. The focus is to identify novel small molecules that regulate pro-inflammatory mediators of atherosclerosis.

ReVas™ technology is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local·non-systemic treatment of cardiovascular disease, in particular restenosis.

(c) TGF-β Shield™:

This technology is an approach to suppress the ability of cancers to avoid the immune system's cancer killing activity, and has been re-engineered to treat fibrotic diseases of the eye, liver, lung, heart and kidney. The initial technology was acquired in June 2003. In July 2004, the Company filed a patent application to protect the therapeutic applications of this technology.

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RESVERLOGIX CORP.

As at October 31, 2006 and 2005

1. Nature of operations continued:

Research and development expenditures on these projects are as follows:

	Three months ended October 31,		Six months ended October 31,		Cumulative since inception
	2006	2005	2006	2005	
NexVas PR	$1,871,871	$ 924,101	$3,028,025	$1,650,526	$8,348,051
NexVas VI / ReVas	204,712	–	204,712	–	311,329
TGF-β Shield	10,144	89,738	54,709	137,546	545,114
	$2,086,727	$1,013,839	$3,287,446	$1,788,072	$9,204,494

As the Company has no established revenue base, it is reliant on equity financing for funding its projects under development. At October 31, 2006, the Company has $1.9 million of working capital including $2.9 million of cash and marketable securities. Management intends to carry out financing in this fiscal year to ensure it has sufficient working capital to fund its development and corporate operations beyond October 31, 2007.

2. Significant accounting policies:

Costs incurred in obtaining patents, all legal expenses to file, revise and defend patents, and all regulatory body fees relating to the patents are capitalized. Patent costs are amortized on a straight-line basis over the estimated life of the respective patents, being 18 years. On an ongoing basis, management reviews the valuation, taking into consideration circumstances which might have impaired the value.

3. Property and equipment:

October 31, 2006	Cost	Accumulated depreciation	Net book value
Laboratory equipment	$ 967,053	$ 352,369	$ 614,684
Office furniture and equipment	57,940	29,312	28,628
Computer equipment	157,005	87,056	69,949
Computer software	75,067	32,475	42,592
Leasehold improvements	404,805	165,876	238,929
	$ 1,661,870	$ 667,088	$ 994,782
April 30, 2006			
Laboratory equipment	$ 813,325	$ 293,319	$ 520,006
Office furniture and equipment	48,581	24,589	23,992
Computer equipment	123,966	69,832	54,134
Computer software	66,900	22,389	44,511
Leasehold improvements	247,172	120,739	126,433
	$ 1,299,944	$ 530,868	$ 769,076

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 3

As at October 31, 2006 and 2005

4. Intellectual property and patents:

October 31, 2006	Cost	Accumulated amortization	Net book value
Acquired property (NexVas)	$ 818	$ 114	$ 704
Patents	556,027	41,216	514,811
	$ 556,845	$ 41,330	$ 515,515

April 30, 2006			
Acquired property (NexVas)	$ 818	$ 91	$ 727
Patents	320,389	24,610	295,779
	$ 321,207	$ 24,701	$ 296,506

5. Share capital:

(a) Issued and outstanding:

Common shares	Number of shares	Amount
Balance, April 30, 2005	23,242,614	$17,619,707
Issued on exercise of warrants	302,975	698,260
Issued on exercise of stock options	700,300	1,240,517
Transfer from warrants on exercise of warrants		436,937
Transfer from contributed surplus on exercise of options		594,201
Shares repurchased and cancelled	(118,100)	(107,290)
Share issue costs		(169,090)
Balance, April 30, 2006	24,127,789	20,313,242
Issued on exercise of warrants	68,742	206,226
Transfer from warrants on exercise of warrants		83,520
Shares repurchased and cancelled	(127,500)	(123,222)
Balance, October 31, 2006	24,069,031	$20,479,766

5. Share capital (continued):

(b) Normal Course Issuer Bid:

On June 16, 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of the repurchase. In the three months ended July 31, 2006, the Company acquired 45,300 of its common shares pursuant to the Normal Course Issuer Bid at an average price of $6.18 per share, at a total cost of $284,210 including commissions. Over the full term of the Normal Course Issuer Bid, the Company has acquired 163,400 of its common shares at an average price of $6.09 per share. The total cost of this program including commissions was $1,009,729. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit. All common shares repurchased by the Company were cancelled.

On August 11, 2006, the Company announced a second Normal Course Issuer Bid allowing the Company to repurchase up to 150,000 common shares during the period of August 14, 2006 to August 13, 2007 at the market price at the time of the repurchase. Pursuant to the Normal Course Issuer Bid, the Company has acquired 82,200 of its common shares at an average price of $5.91 per share. The total cost of this program including commissions is $490,796. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit. All common shares repurchased by the Company were cancelled.

(c) Stock options:

On October 27, 2006, The Company amended its existing stock option plan with the approval of securityholders in order comply with new guidance from the Toronto Stock Exchange on Section 613 of the TSX Company Manual and Staff Notice 2006-001 related to security based compensation arrangements. The amended plan provides for detailed amendment procedures pursuant to the Staff Notice 2006-0001, requiring securityholder approval prior to certain changes being made to security based compensation plans. Notwithstanding the provisions of the detailed amendment procedures, approval must be obtained from security holders for an amendment to any stock option agreement that would reduce the exercise price or extend the expiry date of options granted to an insider.

The amended plan has been approved as a rolling 10% plan that allows for reservation of a number of Common Shares under the plan equal to 10% of the Company's issued and outstanding Common Shares on an undiluted basis. Additionally, the provisions have been added to make the plan a reloading plan, which allows any options under the plan that expire, are cancelled or are exercised, the number of Common Shares reserved for issuance related to these options automatically become eligible to be reallocated pursuant to stock option based grants. The Company may grant options to its directors, officers, employees and consultants. The majority of options fully vest over two to three years and have a two to five year term.

RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 5

As at October 31, 2006 and 2005

5. Share capital (continued):

(c) Stock options (continued):

	October 31, 2006		April 30, 2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,896,200	$ 4.05	2,314,000	$ 1.82
Granted at less than market price	–	–	957,500	6.47
Granted at greater than or equal to market price	235,000	6.60	400,000	7.60
Exercised	–	–	(700,300)	1.77
Expired	(40,000)	7.25	(75,000)	6.19
Outstanding at end of period	3,091,200	$ 4.20	2,896,200	$ 4.05
Weighted average remaining contractual life	3.2 years		3.2 years	

There were no options issued in the three months ending October 31, 2006. The weighted average fair value of the options granted during the six months was $3.19 per option using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	4%
Expected life	4 years
Expected volatility	58%

5. Share capital (continued):

(d) Warrants:

The following table summarizes the changes in common share purchase warrants outstanding:

	Number of warrants	Amount	Weighted average exercise price
Outstanding, April 30, 2005	371,717	$ 351,367	$ 2.43
Exercised during period	(302,975)	(267,847)	3.00
Outstanding, April 30, 2006	68,742	83,520	3.00
Exercised during period	(68,742)	(83,520)	3.00
Outstanding, October 31, 2006	–	$ –	$ –

(e) Contributed surplus:

The changes in contributed surplus balance are as follows:

	Amount
Balance, April 30, 2005	$ 1,028,321
Options exercised	(594,201)
Fair value of options granted	1,912,953
Balance, April 30, 2006	2,347,073
Fair value of options granted	783,928
Balance, October 31, 2006	$ 3,131,001

(f) Per share amounts:

The loss per share has been calculated based on the weighted average shares outstanding during the period. The effect upon the conversion of stock options and warrants is anti-dilutive.

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6. Commitments:

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $209,341 and have been appropriately accrued in the financial statements. In addition, the Company is committed to pay $6,285,000 for completion of the studies. Payments are as follows:

2007	$ 5,273,000
2008	1,012,000

As at October 31, 2006, the Company was committed to operating lease payments for office and laboratory premises as follows:

2007	$ 167,722
2008	126,390
2009	60,533

A special bonus is payable to directors, officers and employees conditional on the sale of the NexVas technology on or before April 30, 2007. The special bonus, up to a maximum of $5 million, is subject to final approval by the Board of Directors.

7. Financial instruments:

The fair value of monetary assets and liabilities, except the Company's short term investments, approximate their carrying values, due to the short-term nature of these instruments. The market value of the short term investments at October 31, 2006 was approximately $2.8 million (April 30, 2006 - $4.7 million).

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RESVERLOGIX

Interim Management's Discussion and Analysis
Form 51-102F1
For the Quarter Ended October 31, 2006

December 12, 2006

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December 12, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s ("Resverlogix" or the "Company") October 31st, 2006 unaudited financial statements and should also be read in conjunction with the audited financial statements and Management's Discussion and Analysis for the year ended April 30, 2006. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP).

Information which is included herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "continue", "estimate", "forecasts" and other similar expressions, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. These risks include, but are not limited to those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel.

Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Given these risks and uncertainties, readers are cautioned not to place any undue reliance on such forward-looking statements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that reduce the risk of cardiovascular disease (CVD). The Company's secondary research focus is on fibrotic disorders and cancer.

The Company has developed three separate programs in the CVD area of research. The primary CVD program is NexVas™ Plaque Reduction (NexVas™ PR) which targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. ApoA-I is the key building block of HDL, the "good cholesterol". NexVas™ Vascular Inflammation (NexVas™ VI), the Company's second CVD program, is a research stage technology focused on molecular targets of vascular inflammation. The development of anti-inflammatory agents is poised to play a potentially significant role in the prevention of

cardiovascular risk. ReVas™ is the Company's third cardiovascular program dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis.

TGF-β Shield™ is a dual focused program that aims to address the unmet medical need of grievous proliferate diseases, such as cancer and fibrosis, with a TGF-β inhibitor. The Company is focused on the development of a therapeutic approach to modulate the deleterious effects of TGF-β in cancers and fibrotic diseases, such as ophthalmic conditions of the eye.

The Company is focused on the primary stages of drug development, leading to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and unknown results of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

Intellectual Property

The Company devotes significant resources to ensure protection of ideas and inventions related to core areas of business. The Company has rights to an intellectual property portfolio that covers several compositions, methods and treatments for cardiovascular and inflammatory disease, cancers and fibrotic indications.

As of December 12, 2006, Resverlogix owns and/or has rights to one issued United States patent and thirty-four (34) pending patent applications. This includes provisional and non-provisional applications in the United States and Patent Cooperation Treaty. Many of the thirty-four pending patent applications are interrelated and in effect assert rights to substantially similar inventions in different global jurisdictions. Eight of these applications are United States applications, three are European Patent Office applications and three are Patent Cooperation Treaty; foreign counterparts exist to many of these patent applications. The strategy is to build a strong patent portfolio around the core technology which is important to the development of leading edge medicines. The Company's offensive and defensive strategies are to be the first to identify, isolate and patent therapeutic agents with commercial importance; to seek out and license intellectual property believed to be useful in connection with its products; and to control public disclosures.

The Company also believes that its know-how will provide a significant competitive advantage, and intends to continue to develop and protect its proprietary tools, methods and trade secrets. Therefore it is our policy to require employees, consultants, members of our Scientific Advisory Board and other third parties in collaborative agreements to execute confidentiality agreements. Employee, consultant and contract research organization agreements specify that all inventions resulting from work performed utilizing the Company's property, business strategies, and work completed during employment/services performed are the Company's exclusive property to the extent permitted by law.

Trademarks

"NexVas", "ReVas", and "TGF-β Shield" are trademarks of Resverlogix Corp. in Canada and the United States."

Shares of Resverlogix trade on the Toronto Stock Exchange under the symbol, RVX.

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HIGHLIGHTS

During the year, the Company continued its Request for Proposal (RFP) process with seven leading global life science organizations for an exclusive partnership regarding its NexVas™ PR ApoA-1 technology in cardiovascular disease (CVD). Resverlogix continues to have discussions with these pharmaceutical firms and will not disqualify any candidate until the Company can conclude the formal agreements.

The Company is encouraged by the scientific development of NexVas™ technology. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to proof-of-concept and is now in the process of lead selection and optimization for future toxicology testing. The hiring of world renowned experts and a dedicated staff has made a significant contribution to this rapid progression in furthering the development of its lead technology NexVas™ in CVD.

In April 2006, the Company announced that Dr. Gregory Wagner had joined the Company as Senior Vice President of Preclinical Development. Dr. Wagner will help lead the Company's efforts in developing its cardiovascular programs NexVas™ and ReVas™ toward IND (investigational new drug) submission to the Food and Drug Administration. Dr. Wagner has extensive experience in early drug development, and has worked with leading biotechnology and pharmaceutical companies, managing the IND enabling programs at these companies.

In July 2006, Resverlogix signed a licensing agreement with Medtronic, Inc., a major medical devices company. The agreement would give Medtronic exclusive, worldwide rights to develop and commercialize its ReVas™ technology. After successful completion of a technology development program and a joint decision to initiate product development, Medtronic would make an initial cash payment to Resverlogix, and additional payments upon successful completion of certain predefined milestones. The Company would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license agreement. While there is no assurance of any milestone or royalty payments, assuming the development of a successful commercial product with regulatory approval and market acceptance, Resverlogix would be eligible to receive up to a maximum of US$291,000,000 in combined payments.

In August 2006, the Company announced that it has expanded its cardiovascular disease research efforts into vascular inflammation. Preliminary findings have demonstrated that NexVas™ compounds have inhibitory effects on a number of inflammation markers, comparable to and better than our positive control. Resverlogix believes that this research expansion will continue to position the Company as a leader in CVD while presenting multiple commercial opportunities.

In September 2006, Resverlogix announced that it has chosen lead molecules for first administration in man studies. The pharmacokinetic results of the molecules in humans will guide and accelerate the further clinical development as to pharmacological doses needed to significantly raise ApoA-I, the core protein in HDL cholesterol. Administration of low doses, so called microdosing, is a technique which can improve predictability, efficiency and expedience of subsequent human trials. The Company will commence first administration in microdosing human trials early in 2007.

In September 2006, the Company opened its expanded laboratory, doubling the existing space to 6,000 square feet. The lab expansion was completed to accommodate the growing needs of the rapidly accelerating scientific programs and is part of the critical path as the Company moves towards an IND application for its Nexvas PR program.

In September 2006, the Company announced that its lead candidate, RVX-208, illustrated the ability to raise ApoA-I in animals up to 180 percent over controls. It is estimated that a larger than 8 percent permanent ApoA-I increase in humans would have a significant impact on atherosclerosis and cardiovascular disease. RVX-208 possesses significant higher potency relative to earlier compounds in the drug discovery program.

Following are the events that occurred subsequent to the Company's second quarter ended, October 31, 2006:

In November 2006, Resverlogix conducted its first clinical advisory meeting in Chicago prior to the American Heart Association's scientific meeting. Based on a thorough review of the science with leading experts such as Dr. Bo Angelin, professor of clinical metabolism at Karolinska Institute, Sweden, the expert panel recommended that the Company constitute a clinical advisory board for its ApoA-I enhancing lead program.

In November 2006, the Company announced that its clinical candidate, RVX-208, can rapidly increase plasma levels of ApoA-I up to 150 percent relative to control animals in the first 24 hours. The significance of this study is that a fast and sustained increase of ApoA-I are believed to benefit patients suffering from acute cardiovascular complications, such as acute coronary syndrome and post myocardial infarction. This data in combination with the increase of ApoA-I up to 180% in animal models following 7 days of treatment solidly demonstrates that RVX-208 rapidly increases the production of ApoA-I and that the large elevations of ApoA-I are sustained over time.

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the three months ended October 31, 2006 of $3,164,869, or $0.13 per share compared to a net loss of $2,093,320 or $0.09 per share in the same quarter of the prior year. The net loss for the six months ended October 31, 2006 was $5,161,301, or $0.21 per share compared to $3,465,831 or $0.15 per share for the same six month period in the prior year. The average monthly "burn rate", of net revenues and expenditures excluding non-cash items, for the three months ended October 31, 2006 was $858,000 as compared to $457,000 for the same period in the prior year. The increase is primarily related to planned increases in expenditures to accelerate the development of scientific programs and expanded market awareness activities. For the three months ended October 31, 2006, $502,354 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $662,737 for the same period of the prior year. A reduction in options granted since a grant was awarded to key employees and directors in the same prior year period resulted in the decrease of this non-cash entry.

Revenue

The revenue of the Company consisted primarily of interest earned on funds invested. Interest revenue was $31,367 for the three months ended October 31, 2006, as compared to $67,074 the same three month period in the prior year. Interest revenue was $88,334 for the six months ended October 31, 2006, as compared to $140,123 for the six months ended October 31, 2005.

Research and Development

For the three months ended October 31, 2006, research and development expenditures totaled $2,086,727 compared to $1,013,839 for the same prior year period. For the six months ended October 31, 2006, research and development expenditures were $3,287,446, an increase of $1,494,171 from the comparable six month prior year period. Key expense items relate to lead optimization of the Company's novel compounds. These expenses include chemical synthesis, pharmacokinetics studies and toxicology testing in preparation for an IND application planned in the near future. Prominent contract research organizations and renowned research experts were hired to expand and validate internal findings. Results are closely monitored for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for R&D staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation have increased over the last year. The Company expects future research & development costs to increase in the third and fourth quarter of fiscal 2007 when third-party IND costs will be incurred.

General and Administrative

For the three months ended October 31, 2006, general and administrative expenditures totaled $519,732, compared to $425,086 for the three months ended October 31, 2005. For the six months ended October 31, 2006, general and administrative expenditures totaled $1,016,974, compared to $845,450 for same six month period in the prior year. General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major expense for the three months was salaries, benefits, consulting fees and recruitment costs for $206,810. The Company also incurred $54,698 for shareholder and investor relations expenses, and $99,203 for professional fees. The remaining expenditures were related to general operating costs.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended Oct. 31 2006	July 31 2006	April 30 2006	Jan. 31 2006
Revenue	$31,367	$57,481	$62,533	$69,609
Net loss	($3,164,869)	($1,996,432)	($2,183,169)	($1,484,679)
Net loss per share (basic and fully diluted)	($0.13)	($0.08)	($0.09)	($0.06)

	For the three month period ended Oct. 31 2005	July 31 2005	April 30 2005	Jan. 31 2005
Revenue	$67,074	$73,050	$113,802	$61,591
Net loss	($2,093,320)	($1,372,511)	($1,197,622)	($1,138,161)
Net loss per share (basic and fully diluted)	($0.09)	($0.06)	($0.05)	($0.05)

The primary factors and trends that have caused variations in our quarterly results is the progression of the research and development activity of the Company and the timing of recording stock-based compensation expenses. Increased research and development activities have been directed primarily towards the CVD programs in particular the NexVas program and the newly established ReVas program. Stock based compensation costs have fluctuated from quarter to quarter primarily tied to when options are issued and how they are accounted for and valued in those periods. The amortization of stock-based compensation is a non-cash expense.

LIQUIDITY

As at October 31, 2006, cash and near cash investments totaled $2,858,330 as compared to $7,695,629 at April 30, 2006. The Company's policy is to invest its cash reserves in low risk investments with a maturity of three months to two years at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At October 31, 2006, the Company had working capital of $1,903,671 compared to $7,294,539 at April 30, 2006. Management intends to carry out financing in this fiscal year to continue to operate with the assumption of no revenues.

FINANCING ACTIVITIES

In August 2006, the Company announced a second Normal Course Issuer Bid allowing the Company to repurchase up to 150,000 common shares during the period of August 14, 2006 to August 13, 2007 at the market price at the time of repurchase. This followed a previously issued Normal Course Issuer bid that expired on June 23, 2006. Pursuant to the second Normal Course Issuer Bid, the Company has acquired 82,200 of its common shares at an average price of $5.91 per share. The total cost of this program including commissions for the three months ended October 31, 2006 was $490,796. During the six months ended October 31, 2006, the Company acquired a total of 127,500 of its common shares combined with the initial Normal Course Issuer Bid that expired in June of 2006 and

the current Normal Course Issuer Bid. These shares were repurchased at an average price of $6.01 for a total cost of $775,006 including commissions. All common shares repurchased by the Company were cancelled.

In the six months ended October 2006, the Company received $206,226 from the exercise of 68,742 agent's options issued at $3.00 per share to the agents in connection with a brokered private placement.

INVESTING ACTIVITIES

For the three months ended October 31, 2006, $212,540 was spent on property and equipment additions. Of this total, $140,728 was dedicated to tenant improvement costs for the laboratory expansion. In the six months ended October 31, 2006, $157,633 has been incurred in total, with an expected $30,000 anticipated to complete the expanded lab facility. The remaining expenditures were for additional lab equipment. For the three months ended October 31, 2005, property and equipment additions totaled $131,153.

Patent additions totaled $104,272 for the three months ended October 31, 2006, compared to $13,351 for the three months ended October 31, 2005. The increase in these expenditures reflects the legal costs associated with our expanded patent-pending applications.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at October 31, 2006:

Contractual Obligations	2007	2008	2009
Research contracts	$5,273,000	$1,012,000	$0
Operating leases	$167,722	$126,390	$60,533

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $209,341 and have been appropriately accrued in the financial statements.

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DISCLOSURE OF OUTSTANDING SHARE DATA (as at December 12, 2006)

Authorized and Issued Share Capital

There were 24,069,031 common shares issued and outstanding for a total of $20,479,766 in share capital, net of share issue costs. There are no preferred shares issued.

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	948,700	$1.60	4/25/08
Options	28,000	$1.16	7/15/08
Options	50,000	$1.20	9/5/08
Options	200,000	$1.50	3/15/09
Options	57,000	$2.25	9/28/08
Options	200,000	$2.25	9/28/10
Options	75,000	$2.25	9/28/08
Options	30,000	$4.50	2/16/09
Options	50,000	$6.50	4/8/09
Options	20,000	$7.00	5/6/09
Options	30,000	$7.00	5/6/10
Options	25,000	$5.50	6/27/10
Options	60,000	$6.00	9/13/10
Options	60,000	$6.00	9/13/07
Options	375,000	$6.25	10/6/10
Options	50,000	$6.00	12/15/10
Options	400,000	$7.60	2/28/13
Options	197,500	$7.25	3/7/11
Options	105,000	$6.80	6/8/10
Options	130,000	$6.44	6/28/10
Total	3,091,200	$1.16 to $7.60	

In October, 2006, an amended stock option plan was approved by shareholders at the Company's annual general meeting. The plan was amended to comply with new guidance on Section 613 and Staff Notice #2006-0001 from the Toronto Stock Exchange. The amended plan provides for a detailed amendment procedure that requires security holder approval prior to certain changes being made to options. In addition, the amended plan has been approved as a 10% rolling plan that allows for a reservation of a number of Common Shares under the plan to equal 10% of the Company's issued and outstanding Common Share on an undiluted basis. Provisions have also been added to make the amended plan a reloading plan, meaning that when options under the plan expire, are cancelled or are exercised, the number of Common Shares reserved for issuance under such expired, cancelled or exercised options automatically become eligible to be reallocated pursuant to new stock option grants.

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RISKS AND UNCERTAINTIES

Resverlogix is at an early stage of development and has incurred losses to date. Developing new technologies will require further time and costs for research and development. It may be a number of years before the technology begins to generate revenues. There is no assurance that any of the Company's developments will be successful.

The success of Resverlogix is dependent on its ability to obtain patents and the proposed technology meeting acceptable cost and performance criteria in the marketplace. The Company will be dependent on ongoing marketing efforts in licensing of its technology.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

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FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, *KELLY McNEILL, CHIEF FINANCIAL OFFICER of RESVERLOGIX CORP.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***RESVERLOGIX CORP.***, (the issuer) for the interim period ending ***OCTOBER 31, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: December 15, 2006

(signed) *"Kelly McNeill"*
Kelly McNeill
Chief Financial Officer

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FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, ***DONALD J. McCAFFREY, PRESIDENT & CHIEF EXECUTIVE OFFICER of RESVERLOGIX CORP.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***RESVERLOGIX CORP.***, (the issuer) for the interim period ending ***OCTOBER 31, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: December 15, 2006

(signed) *"Donald J. McCaffrey"*
Donald J. McCaffrey
President & Chief Executive Officer

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www.resverlogix.com

RESVERLOGIX

For Immediate Release TSX Exchange Symbol: **RVX**

Internationally Renowned Researchers Join Resverlogix ApoA-I/HDL Clinical Review Committee

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

ApoA-I is the newly recognized cardioprotective protein which may create the next generation of drugs for cardiovascular disease risk reduction

Calgary, AB, December 20, 2006 – Resverlogix Corp. ("Resverlogix") (TSX:RVX), is pleased to announce today that it has named Drs. Philip Barter, M.D., Ph.D. and Prediman K. (P.K.) Shah, M.D. both highly respected cardiovascular researchers, to Resverlogix's newly formed Clinical Review Committee.

Dr. Philip Barter, Director of the Heart Research Institute in Australia and Chairman of the steering committee overseeing the ILLUMINATE (torcetrapib) study, said, "The evidence that ApoA-I/HDL protects against the development of atherosclerosis is very compelling. We know that there are a number of potential benefits of HDL drugs, in particular I look forward to seeing the development of the NexVas™ Plaque Regression program."

"We are very pleased to welcome esteemed researchers such as Drs. Barter and Shah to our Committee," said Dr. Jan Johansson, Senior Vice President Clinical Affairs, Resverlogix. "The support and guidance that we will receive from members of our Clinical Review Committee will certainly accelerate our clinical program. We foresee that our ability to enhance transcription of ApoA-I may result in creating a first in class therapeutic for the treatment of atherosclerosis and cardiovascular disease."

"ApoA-I is the next frontier for atherosclerosis management," says Dr. Prediman K. Shah, Director of the Division of Cardiology and the Atherosclerosis Research Center at Cedars-Sinai Medical Center. "The NexVas™ program is a novel way to increase ApoA-I/HDL which may have the potential of reducing arterial plaque."

Cardiovascular disease (CVD) remains the leading cause of death in industrialized countries and is the largest cost driver to health systems. The American Heart Association estimates the direct and indirect costs of CVD in the United States alone for 2006 are US $403.1 billion. ApoA-I is the key protein in high-density lipoprotein (HDL or the "good cholesterol"). Several landmark clinical studies have demonstrated that ApoA-I can reverse arterial plaque and by this means reduce CVD risk.

CVD can be generally defined as any abnormal condition characterized by dysfunction of the heart and blood vessels. CVD includes atherosclerosis (especially coronary heart disease which can lead to heart attacks), cerebrovascular disease (stroke), and hypertension (high blood pressure). The underlying cause of most CVD is a gradual clogging of the arteries (atherosclerosis) that supply blood to the heart, brain and other vital organs.

Philip Barter, M.B.B.S., Ph.D., M.R.A.C.P., F.R.A.C.P.
Philip Barter is currently director of The Heart Research Institute, in Sydney, Australia and is also a Professor of Medicine at the University of Sydney. He graduated in medicine form the University of Adelaide and gained his Ph.D. from the Australian National University. He is a fellow of the Royal Australasian College of Physicians. He has previously held positions in research institutes and universities in Australia and the US. He is a member of the Board of Directors of the International Task Force for Prevention of Coronary Heart Disease and Secretary of the International Atherosclerosis Society.

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His basic research interests are plasma lipids and lipoproteins, specifically high density lipoproteins, the factors that regulate them and the mechanism by which they protect against cardiovascular disease. His clinical research involves participation in clinical trials of lipid-lowering agents. He is a member of the steering committees the FIELD and the TNT Studies and was chairman of the steering committee of ILLUMINATE, a large international multicentre morbidity and mortality endpoint trial of the effects of the new CETP inhibitor, torcetrapib. He has published more than 200 research papers on plasma lipids and lipoproteins, their metabolism, regulation, function and relationship to atherosclerosis.

P.K. Shah, M.D.
Prediman K. (P.K.) Shah, MD is Director of the Division of Cardiology and the Atherosclerosis Research Center at Cedars-Sinai Medical Center, where he holds the Shapell and Webb Family Endowed Chair in Cardiology. Dr. Shah is also Professor of Medicine at the David Geffen School of Medicine at the University of California, Los Angeles (UCLA).

He has made numerous important scientific contributions in the area of atherosclerosis, coronary artery disease and acute coronary syndromes. His current research focus includes understanding the molecular mechanisms of atherosclerosis and restenosis, and the development and testing of novel anti-atherogenic and anti-restenotic strategies. His scientific work demonstrating the marked protective effects of a mutant gene found in a small number of inhabitants from Limone-sul-Garda, Italy, (apoA-I*Milano*) against atherosclerosis has generated considerable interest and was the subject of two, one-hour segments on "60 Minutes" in 1994 and 1995. Dr. Shah has published over 500 scientific papers and abstracts and has lectured all over the world as a visiting professor.

About Resverlogix Corp.
Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that address the risk of Cardiovascular Disease (CVD). Through successful research efforts, the Company has expanded its CVD platform to three programs, each addressing different targets for specific commercial markets. NexVas™ Plaque Reduction (NexVas PR), is the Company's primary program that targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. NexVas™ Vascular Inflammation (NexVas VI) is the Company's second CVD program, a discovery stage technology focused on molecular targets of vascular inflammation. ReVas™ the Company's third CVD program is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis. The Company has partnered ReVas™ with Medtronic Inc., a world leading medical technology company. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis, with a TGF- Beta inhibitor. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of grievous human diseases. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Kenneth Lebioda
Senior Vice President
Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227

Theresa Kennedy
Vice President
Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072

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Fax: 403-256-8495
Email: ken@resverlogix.com

Website: www.resverlogix.com

Fax: 403-256-8495
Email: Theresa@resverlogix.com

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Form 51-102F3
Material Change Report

1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Date of Material Change

December 20, 2006

3. News Release

December 20, 2006 via CCN Matthews.

4. Summary of Material Change

Resverlogix Corp. ("Resverlogix") announced today that it has named Drs. Philip Barter, M.D., Ph.D. and Prediman K. (P.K.) Shah, M.D. both cardiovascular researchers, to Resverlogix's newly formed Clinical Review Committee.

5. Full Description of Material Change

Resverlogix Corp. ("Resverlogix") announced today that it has named Drs. Philip Barter, M.D., Ph.D. and Prediman K. (P.K.) Shah, M.D. both cardiovascular researchers, to Resverlogix's newly formed Clinical Review Committee.

Cardiovascular disease (CVD) remains the leading cause of death in industrialized countries and is the largest cost driver to health systems. The American Heart Association estimates the direct and indirect costs of CVD in the United States alone for 2006 are US $403.1 billion. ApoA-I is the key protein in high-density lipoprotein (HDL or the "good cholesterol"). Several landmark clinical studies have demonstrated that ApoA-I can reverse arterial plaque and by this means reduce CVD risk.

CVD can be generally defined as any abnormal condition characterized by dysfunction of the heart and blood vessels. CVD includes atherosclerosis (especially coronary heart disease which can lead to heart attacks), cerebrovascular disease (stroke), and hypertension (high blood pressure). The underlying cause of most CVD is a gradual clogging of the arteries (atherosclerosis) that supply blood to the heart, brain and other vital organs.

Philip Barter, M.B.B.S., Ph.D., M.R.A.C.P., F.R.A.C.P.
Philip Barter is currently director of The Heart Research Institute, in Sydney, Australia and is also a Professor of Medicine at the University of Sydney. He graduated in medicine form the University of Adelaide and gained his Ph.D. from the Australian National University. He is a fellow of the Royal Australasian College of Physicians. He has previously held positions in research institutes and universities in Australia and the US. He is a member of the Board of Directors of the International Task Force for Prevention of Coronary Heart Disease and Secretary of the International Atherosclerosis Society.

His basic research interests are plasma lipids and lipoproteins, specifically high density lipoproteins, the factors that regulate them and the mechanism by which they protect against cardiovascular disease. His clinical research involves participation in clinical trials of lipid-lowering agents. He is a member of the steering committees the FIELD and the TNT Studies and was chairman of the steering committee of ILLUMINATE, a large international multicentre morbidity

and mortality endpoint trial of the effects of the new CETP inhibitor, torcetrapib. He has published more than 200 research papers on plasma lipids and lipoproteins, their metabolism, regulation, function and relationship to atherosclerosis.

P.K. Shah, M.D.
Prediman K. (P.K.) Shah, MD is Director of the Division of Cardiology and the Atherosclerosis Research Center at Cedars-Sinai Medical Center, where he holds the Shapell and Webb Family Endowed Chair in Cardiology. Dr. Shah is also Professor of Medicine at the David Geffen School of Medicine at the University of California, Los Angeles (UCLA).

He has made numerous important scientific contributions in the area of atherosclerosis, coronary artery disease and acute coronary syndromes. His current research focus includes understanding the molecular mechanisms of atherosclerosis and restenosis, and the development and testing of novel anti-atherogenic and anti-restenotic strategies. His scientific work demonstrating the marked protective effects of a mutant gene found in a small number of inhabitants from Limone-sul-Garda, Italy, (apoA-I*Milano*) against atherosclerosis has generated considerable interest and was the subject of two, one-hour segments on "60 Minutes" in 1994 and 1995. Dr. Shah has published over 500 scientific papers and abstracts and has lectured all over the world as a visiting professor.

6. Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7. Omitted Information

N/A

8. Executive Officer

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. Date of Report

December 20, 2006